Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
MPG Office Trust, Inc.:

We consent to the incorporation by reference in registration statements on Form S-8 (No. 333-182472, No. 333-178605, No. 333-162542, No. 333-147541 and No. 333-106622) of MPG Office Trust, Inc. of our reports dated March 15, 2013, with respect to the consolidated balance sheets of MPG Office Trust, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income/(loss), deficit, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of MPG Office Trust, Inc.

/s/ KPMG LLP
Los Angeles, California
March 15, 2013